Computershare

REVISED COPY

April 8, 2005

Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 1-800-663-9097
www.computershare.com

Investor Services Inc

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom


05007473

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Nunavut Legal Registry
TSX Venture Exchange
U.S. Securities and Exchange Commission

Dear Sirs:

Subject: Notification of Meeting and Record Date

We advise the following with respect to the upcoming Annual General Meeting of Shareholders for the subject Corporation:

1.	Name of the Reporting Issuer	:	Altai Resources Inc.
2.	Date Fixed for the Meeting	:	June 16, 2005
3.	Record Date for Notice	:	April 22, 2005
4.	Record Date for Voting	:	April 22, 2005
5.	Beneficial Ownership Determination Date	:	April 22, 2005
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting	:	Common
7.	Classes or Series of Securities that entitle the holder to Vote at the Meeting	:	Common
8.	CUSIP	:	02136K108
9.	ISIN	:	CA02136K1084

Yours truly,

(Signed)
COMPUTERSHARE INVESTOR SERVICES INC
Agent for Altai Resources Inc
Stock Transfer Services
(416) 263-9643 Tel
(416) 981-9800 Fax